KW 3/13/14

14046963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65563 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cigna Benefits Financing, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Cottage Grove Road
(No. and Street)

| Bloomfield | CT | 06002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Foley 860-226-2172
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

| 125 High Street | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/24/14

# OATH OR AFFIRMATION

I, Robert Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cigna Benefits Financing, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kathleen M. Cormier

Notary Public

My Commission Expires: 06/30/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Cigna Benefits Financing, Inc.
(a wholly owned subsidiary of Cigna Investments, Inc.)

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2013

**Cigna Benefits Financing, Inc.**
**Index**
**December 31, 2013**

pwc

# Independent Auditor's Report

To the Board of Directors of Cigna Benefits Financing, Inc.:

We have audited the accompanying financial statements of Cigna Benefits Financing, Inc. (a wholly owned subsidiary of Cigna Investments, Inc.)(the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statement of income, stockholder's equity and cash flows for the year then ended.

## *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cigna Benefits Financing, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

## *Emphasis of Matter*

As described in the accompanying notes to the financial statements, the Company has significant transactions with an affiliated entity, Connecticut General Life Insurance.

### *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule I and Schedule II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2014

**Cigna Benefits Financing, Inc.**
**(a wholly owned subsidiary of Cigna Investments, Inc.)**

**Statement of Financial Condition**
**As of December 31, 2013**

**(Amounts in 000's)**

| | 2013 |
|---|---|
| Assets: | |
| Cash | $268 |
| Prepaid Expenses | 1 |
| Total Assets | $269 |
| Liabilities: | |
| Accounts Payable and Accrued Expenses | $84 |
| Taxes Payable | 6 |
| Total Liabilities | $90 |
| Equity: | |
| Common Stock, $1 par value per share. Authorized and outstanding 1,000 shares | $1 |
| Contributed Capital | 99 |
| Retained Earnings | 79 |
| Total Equity | $ 179 |
| Total Liabilities and Equity | $269 |

The accompanying notes to the financial statements are an integral part of these statements.

**Cigna Benefits Financing, Inc.**
**(a wholly owned subsidiary of Cigna Investments, Inc.)**

**Statement of Income**
**For the Year Ended December 31, 2013**

**(Amounts in 000's)**

| | **2013** |
|---|---|
| Income: | |
| Servicing Fees | $984 |
| Expenses: | |
| Employee Compensation and Benefits | 853 |
| General Expenses | 43 |
| Rent | 43 |
| Regulatory Fees | 6 |
| Other Expenses | 22 |
| Total Expenses | 967 |
| Net Income before Income Taxes | 17 |
| Provision for Income Taxes | 6 |
| Net Income | $11 |

The accompanying notes to the financial statements are an integral part of these statements.

**Cigna Benefits Financing, Inc.**
**(a wholly owned subsidiary of Cigna Investments, Inc.)**

**Statement of Stockholder's Equity**
**For the Year Ended December 31, 2013**

**(Amounts in 000's)**

| | Common Stock | Contributed Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance January 1, 2013** | $1 | $499 | $68 | $568 |
| Dividend to Parent | - | (400) | - | (400) |
| Net Income | - | - | 11 | 11 |
| **Balance December 31, 2013** | $1 | $99 | $79 | $179 |

The accompanying notes to the financial statements are an integral part of these statements.

**Cigna Benefits Financing, Inc.**
**(a wholly owned subsidiary of Cigna Investments, Inc.)**

**Statement of Cash Flows**
**For the Year Ended December 31, 2013**

**(Amounts in 000's)**

| | 2013 |
|---|---|
| Cash Flows from Operating Activities: | |
| Net Income | $11 |
| Net Changes in Assets and Liabilities: | |
| Prepaid Expenses | 1 |
| Accounts Payable and Accrued Expenses | - |
| Taxes Payable to Parent | (1) |
| Net Cash Provided by Operating Activities | 11 |
| Cash Flows from Financing Activities | |
| Dividend to Parent | (900) |
| Net Cash Provided by Financing Activities | (900) |
| Cash at Beginning of Year | 1,157 |
| Cash at End of Year | $268 |

The accompanying notes to the financial statements are an integral part of these statements.

**Cigna Benefits Financing, Inc.**
**(a wholly owned subsidiary of Cigna Investments, Inc.)**

**Notes to Financial Statements**
**December 31, 2013**

## Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was received on October 19, 2010. The Company commenced operations on January 14, 2011 after receiving FINRA membership approval. The business of the Company consists of supervising the sale and servicing of corporate owned variable life insurance policies issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC").

## Note 2 – Summary of Significant Accounting Policies:

### Basis of Presentation

The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Amounts recorded in the financial statements reflect management's estimates and assumptions about investment valuation and other factors. Significant estimates are discussed throughout these Notes to the financial statements; however, actual results could differ from those estimates.

### Income Taxes

The Company is included in the consolidated United States federal income tax return filed by Cigna, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna, federal income taxes are allocated to the Company as if it were filing on a separate return basis. Note 5 contains detailed information about the Company's income taxes.

### Revenue Recognition

In accordance with the Expense Sharing and Servicing Agreement with its affiliate, CGLIC, the Company recognizes fee income on a monthly basis. In 2013, CGLIC paid the Company $984 thousand for broker dealer services.

## Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliate, CGLIC. The Company reimburses CGLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. In 2013, the Company reimbursed CGLIC $961 thousand and received fee income of $984 thousand. On November 27, 2012, the Board of Directors of the Company declared a dividend payment in the amount of $500 thousand to CII, payable on or about January 11, 2013. The dividend was paid on January 25, 2013. On November 13, 2013, the Board of Directors of the Company declared a dividend payment in the amount of $400 thousand to CII, payable on or about November 25, 2013. The dividend was paid on November 25, 2013.

## Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the Uniform Net Capital Rule a broker/dealer that does not receive or hold funds or securities for customers and does not carry accounts for customers, is required to maintain net capital of $5 thousand or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2013, the Company had net capital of $178 thousand, which was $172 thousand in excess of its required net capital of $6 thousand. The Company had aggregate indebtedness of $90 thousand at December 31, 2013, and its percentage of aggregate indebtedness to net capital was 50.5 at December 31, 2013.

## Note 5 – Income Taxes

The Company is a member of a consolidated federal income tax sharing agreement and calculates deferred taxes on a separate company, reporting entity basis. The Company's gross deferred tax assets and liabilities are determined by identifying its temporary differences. These temporary differences are measured using a "balance sheet" approach by comparing GAAP and tax basis balance sheets for the Company.

The components of income taxes for the year ended December 31 was as follows:

| *(In 000's)* | **2013** |
|---|---|
| Current taxes | $6 |
| Deferred taxes | - |
| Total income tax expense | $6 |

Total income taxes for the year ended December 31, 2013 was the same as the amount computed using the nominal federal income tax rate of 35%.

During 2013, the IRS completed its examination of Cigna's 2009 and 2010 consolidated federal income tax returns. The review had no material impact on the Company's financial condition.

## Note 6 – Commitments and Contingencies

The Company has committed to reimburse CGLIC for the expenses paid on its behalf within 30 days following the close of the month, as specified in the Expense Sharing and Servicing Agreement.

The Company, in its capacity as a broker dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that will have a material effect on the Company's results of operations or financial position.

## Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts for this statement which would have had a material effect on the financial condition of the Company. In preparing these financials, the Company has evaluated events that occurred between the balance sheet date and February 27, 2014, the date the financial statements were issued.

**Schedule I**
**Cigna Benefits Financing, Inc.**
**(a wholly owned subsidiary of Cigna Investments, Inc.)**

**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**

**For the Year Ended December 31, 2013**
**(Amounts in 000's)**

| | 2013 |
|---|---|
| **Net Capital** | |
| Total ownership equity qualified for Net Capital | $179 |
| Add: | |
| Subordinated borrowings allowable in computation of net capital | - |
| Other (deductions) or allowable credits | - |
| Total capital and allowable subordinated borrowings | 179 |
| Less: Nonallowable assets | |
| Prepaid expenses | 1 |
| Net Capital before haircuts on securities positions | 178 |
| Haircuts on Securities | - |
| Net Capital | $178 |
| **Aggregate Indebtedness** | |
| Total A.I. liabilities from Statements of Financial Condition | 90 |
| Add: | |
| Drafts for immediate credit | - |
| Market value of securities borrowed for which no equivalent value is paid or credited | - |
| Other unrecorded amounts | - |
| Total aggregate indebtedness | $90 |
| Percentage of aggregate indebtedness to net capital | 50.5 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required | $6 |
| Excess net capital | 172 |
| Net capital less greater of: 10% of aggregate indebtedness or 120% of minimum net capital required | 169 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

**Note:** There are no material differences between this audited computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and included in the Company's unaudited Part II Focus Report as of December 31, 2013.

**Cigna Benefits Financing, Inc.**
**(a wholly owned subsidiary of Cigna Investments, Inc.)**

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2013**
**Schedule II**

The company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

**See accompanying Independent Auditor's Report**

pwc

## Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of Cigna Benefits Financing, Inc.:

In planning and performing our audit of the financial statements of Cigna Benefits Financing, Inc., (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

*PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110*
*T: (617) 530 5000, F: (617) 530 5001,* www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014